UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 13)1

Catalyst Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14888D208
(CUSIP Number)

JULIAN D. SINGER JDS1, LLC 2200 Fletcher Avenue, Suite 501 Fort Lee, New Jersey 07024 (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 󠄀󠄠

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

__________________

1  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,014,832
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,014,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,014,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%2

14	TYPE OF REPORTING PERSON*
OO

_________________

2 The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 31,477,053 shares of Common Stock outstanding, which is the total number of Shares outstanding as of April 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2022.

1	NAME OF REPORTING PERSON CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 883,255

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
883,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
883,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%

14	TYPE OF REPORTING PERSON*
CO

1	NAME OF REPORTING PERSON CIDM II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 883,255

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
883,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
883,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%

14	TYPE OF REPORTING PERSON*
OO

1	NAME OF REPORTING PERSON Julian D. Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,014,832
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,014,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,014,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14	TYPE OF REPORTING PERSON*
IN

1	NAME OF REPORTING PERSON David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 388,600

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
388,600
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
388,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON*
IN

1	NAME OF REPORTING PERSON Shelly C. Lombard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*
IN

1	NAME OF REPORTING PERSON Matthew Stecker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*
IN

1	NAME OF REPORTING PERSON Igor Volshteyn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*
IN

The following constitutes Amendment No. 13 (the “Amendment No. 13”) to the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) by the undersigned on July 23, 2019 (as amended by Amendment No. 1 filed December 31, 2019, Amendment No. 2 filed January 17, 2020, Amendment No. 3 filed October 25, 2021, Amendment No. 4 filed January 5, 2022, Amendment No. 5 filed January 27, 2022, Amendment No. 6 filed February 23, 2022, Amendment No. 7 filed February 28, 2022, Amendment No. 8 filed March 7, 2022, Amendment No. 9 filed March 16, 2022, Amendment No. 10 filed April 21, 2022, Amendment No. 11 filed May 2, 2022, and Amendment No. 12 filed May 10, 2022, the “Schedule 13D”) relating to the common stock (CUSIP Number: 14888D208), par value $0.001 per share (the “Shares” or the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer” or the “Company”). This Amendment No. 13 amends the Schedule 13D as specifically set forth herein. Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JDS1 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 1,131,577 Shares directly and beneficially owned by JDS1 is approximately $6,335,313, including brokerage commissions.

The Shares purchased by CCUR were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 883,255 Shares directly and beneficially owned by CCUR is approximately $3,014,304, including brokerage commissions.

The Shares purchased by Mr. Oros were purchased with personal funds in open market purchases, except as otherwise noted in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 388,600 Shares directly and beneficially owned by Mr. Oros is approximately $1,878,842, including brokerage commissions.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

As previously disclosed, on May 9, 2022, JDS1 and the other reporting persons named herein (collectively, the “JDS1 Group”) filed a revised preliminary proxy statement with the SEC in connection with its plans to solicit proxies for the Issuer’s 2022 Annual Meeting of Stockholders, any special meeting held in lieu thereof, and at any and all adjournments or postponements thereof (the “2022 Annual Meeting”). At the 2022 Annual Meeting, the JDS1 Group will seek to have stockholders elect the three nominees, Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn (collectively, the “Nominees”), JDS1 has nominated for election to the Issuer’s Board of Directors (the “Board”) and approve a non-binding stockholder proposal requesting that the Board take the necessary steps to declassify the Board (in a manner that does not affect the unexpired terms of the previously elected directors) and to require that all directors stand for election annually, with such declassification of the Board done in the most expeditious manner available under the Delaware General Corporation Law.

On May 23, 2022, the Issuer publicly disclosed that, on May 19, 2022, it had entered into and closed on an Asset Purchase Agreement with Vertex Pharmaceuticals Incorporated (“Vertex”), pursuant to which Vertex acquired certain assets from the Issuer for $60 million in cash (the “Asset Sale”), with $5 million retained as a hold-back until one year after the closing to satisfy certain post-closing indemnification obligations. The Issuer has provided very limited details regarding the Asset Sale and has not, as of the date hereof, publicly filed with the SEC a copy of the Asset Purchase Agreement it signed with Vertex.

The Issuer’s announcement of the Asset Sale comes nearly three years after JDS1, in its July 22, 2019 letter, first called upon the Issuer to retain a financial advisor to assist it in exploring strategic alternatives, when the Shares’ closing price was $8.32 per share. While the per share price of the Shares has traded up since the Issuer announced the Asset Sale, based on the per Share closing price of $1.34 on May 24, 2022, the per share price of the Shares is still down approximately 84% since July 22, 2019, when JDS1 first called upon the Issuer to explore strategic alternatives. The Reporting Persons believe that without its proxy contest presently pending to replace three members of the Board at the 2022 Annual Meeting and, thereby, hold the Board accountable for the huge destruction of value that has occurred over the past year (as of close of business on May 24, 2022, an approximately 67% decline from the per share closing price of $4.10 twelve months ago on May 25, 2021), the Board may not have been as inclined to retain a financial advisor to explore strategic alternatives and it is possible that the Asset Sale may not have occurred.

The Reporting Persons are extremely concerned that, as of the date hereof, the Issuer has not disclosed what it plans to do with the approximately $87 million in cash and cash equivalents noted on its pro forma balance sheet, included as Exhibit 99.2 to the Current Report on Form 8-K/A that the Issuer filed with the SEC on May 24, 2022, after giving effect to the net proceeds received from the Asset Sale. The Reporting Persons strongly believe that most of the Issuer’s cash and cash equivalents should be distributed to the Issuer’s stockholders in as expeditious a manner as possible and remain concerned with the possibility that the Issuer may have other plans for the use of such funds. Accordingly, unless the Issuer moves quickly to publicly commit to an expeditious distribution of the cash and cash equivalents on its pro forma balance sheet as to the Issuer’s stockholders, save for whatever it needs to retain to provide for contingent liabilities and administrative expenses, the Reporting Persons’ plans for their proxy contest at the 2022 Annual Meeting remain unchanged. The Reporting Persons also call upon the Issuer to schedule, and publicly announce a date, time, and place for, the 2022 Annual Meeting and fix the associated record date therefor.

Except as set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, the price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in communications with one or more stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making suggestions and/or proposals concerning the Issuer’s capitalization, ownership structure, operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the structure and composition of the Board, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, selling some or all of their Shares in the open market or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the Shares, acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 31,477,053 Shares outstanding, which is the total number of Shares outstanding as of April 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 9, 2022.

As of the close of business on May 24, 2022, the Reporting Persons owned, in the aggregate, 2,403,432 Shares, representing approximately 7.6% of the issued and outstanding Shares.

A.	JDS1
(a)	As of the close of business on May 24, 2022, JDS1 may be deemed the beneficial owner of 2,014,832 Shares comprised of (i) the 1,131,577 Shares beneficially owned and held directly by JDS1, and (ii) as an affiliate of CCUR, the 883,255 Shares beneficially owned and held directly by CCUR.

Percentage: 6.4%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 2,014,832
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 2,014,832
(c)	The transactions in the Shares by JDS1 during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	CCUR
(a)	As of the close of business on May 24, 2022, CCUR beneficially owned 883,255 Shares, which Shares are held directly by CCUR.

Percentage: 2.8%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 883,255
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 883,255
(c)	The transactions in the Shares by CCUR during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	CIDM II
(a)	As of the close of business on May 24, 2022, CIDM II, as the asset manager to CCUR, may be deemed the beneficial owner of the 883,255 Shares beneficially owned by CCUR.

Percentage: 2.8%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 883,255
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 883,255
(c)	CIDM II has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of CCUR during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Julian D. Singer
(a)	As of the close of business on May 24, 2022, Mr. Singer, as the managing member of JDS1 and CIDM II, may be deemed the beneficial owner of 2,014,832 Shares. Mr. Singer does not own any Shares directly.

Percentage: 6.4%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 2,014,832
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 2,014,832
(c)	Mr. Singer has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of JDS1 are set forth in Schedule B and are incorporated herein by reference.
E.	David S. Oros
(a)	As of the close of business on May 24, 2022, Mr. Oros beneficially owned 388,600 Shares, which Shares are held directly by him.

Percentage: 1.2%

(b)	1.	Sole power to vote or direct the vote: 388,600
2.	Shared power to vote or direct the vote: 0
3.	Sole power to dispose or direct the disposition: 388,600

4.	Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Mr. Oros during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Ms. Lombard and Messrs. Stecker and Volshteyn
(a)	As of the close of business on May 24, 2022, none of Ms. Lombard and Messrs. Stecker and Volshteyn beneficially owned any Shares.

Percentage: 0%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 0
(c)	Ms. Lombard and Messrs. Stecker and Volshteyn have not entered into any transactions in the Shares during the past sixty days.
G.	The persons identified on Schedule A

To the knowledge of the Reporting Persons, other than indirectly due to their status as officers and/or directors of CCUR, no Shares are beneficially owned by any of the persons identified in Schedule A. To the knowledge of the Reporting Persons, none of the persons identified in Schedule A, other than indirectly due to their status as officers and/or directors of CCUR, have entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her, or its pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: May 25, 2022

JDS1, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

CCUR HOLDINGS, INC.

By: /s/ Igor Volshteyn

Name: Igor Volshteyn

Title: CEO and President

CIDM II, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

/s/ David S. Oros

David S. Oros

/s/ Julian D. Singer

Julian D. Singer, individually and as attorney-in-fact for Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn

SCHEDULE A

Directors and Executive Officers of CCUR Holdings, Inc.

The following table sets forth the name, present principal occupation or employment, and citizenship of each director and executive officer of CCUR Holdings, Inc. Except as indicated below, the business address of each person is c/o CCUR Holdings, Inc., 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756.

Name and Position	Principal Occupation	Citizenship
Igor Volshteyn Officer	Chief Executive Officer and President of CCUR Holdings, Inc.	USA

Matthew Gerritsen Officer	Secretary and General Counsel of CCUR Holdings, Inc.	USA

David J. Nicol Directo	Advisor for technology-based businesses	USA

Steven G. Singer Director	Consultant for Remus Holdings Inc.	USA

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

JDS1, LLC

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase	351,145	0.9782	5/23/22

CCUR HOLDINGS, INC

.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase	351,155	0.9782	5/23/22

DAVID S. OROS

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase	50,000	1.21	5/24/22